SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO CLOSE BELFAST CITY BASE (1 AIRCRAFT) PROMISED RUNWAY EXTENSION DEFERRED… AGAIN

Ryanair, Europe's favourite airline, today (31st Aug) announced that it would close its Belfast City Airport base at the end of the current summer schedule on Sun 31 October 2010, following the airport's confirmation that the public inquiry into the promised runway extension will be further delayed, thereby delaying yet again the launch of Ryanair low fare flights from Belfast City Airport to destinations all over Europe.

Ryanair regrets that despite repeated promises, the runway extension at Belfast City, which was originally scheduled to be delivered in 2008, still has not been approved by the Northern Ireland Government, and would now be the subject of a delayed public inquiry, which means the runway extension will not be delivered until 2012 at the earliest, some 4 years after it was originally promised.

Ryanair, which launched a base in Belfast City in Oct 2007, operates five routes to the UK because of the short runway at Belfast City.  Ryanair had planned to open up a wide range of low fare European routes from/to Belfast City once the promised runway extension was delivered, but this has sadly failed to materialise.  Today's closure of Ryanair's Belfast City base means that Belfast and Northern Ireland tourism will lose up to 1 million passengers annually.

From early in November, Ryanair will switch its one Belfast City based aircraft to another European airport, with the loss of 50 Ryanair jobs (all staff will be offered relocation elsewhere in the UK or Europe) and the loss of 1 million passengers annually, which will result in the loss of up to 1,000 support jobs in and around Belfast City Airport.  Sadly passengers to/from all Belfast airports will now pay much higher fares to travel to/from the UK with other airlines.

Ryanair's Michael O'Leary said:

"It is very disappointing that the promised runway extension at Belfast City Airport has still not materialised more than 3 years after we opened the base at Belfast City.  It makes no sense for Ryanair to continue to invest in Belfast City, operating restricted routes with less than full payloads between Belfast and other UK airports (which suffer a double APD penalty) unless there is clear and immediate prospect of Ryanair being enabled to safely operate longer European routes from Belfast City Airport and for this we need the runway extension.

While we recognise the right of the Government and people of Northern Ireland to subject this small runway extension to an extended planning process, these repeated delays, the reference to a public inquiry and now the further delay to the public inquiry for spurious noise reasons, shows a lack of willingness on the part of the local authorities to grow and develop traffic, routes, tourism and jobs in Northern Ireland.

In these circumstances sadly we have better alternative airports elsewhere in  the UK and Europe, all of whom are willing and able to provide us with the runway infrastructure and low cost facilities we need in order to operate our lowest fare flights immediately, safely and profitably.

We will of course continue to work with Brian Ambrose and his team at Belfast City Airport, and wish them continued success in securing the runway extension, but we are not prepared to continue to operate at Belfast City with restricted routes and loads because of repeated planning delays.  I would like to personally thank Brian Ambrose and his team for their help and support in developing a successful route network there in recent years, which has seen Ryanair deliver more than 3m passengers over the past 3 years at Belfast City, whilst sustaining up to 50 direct and over 1,000 indirect jobs at the airport and local support services."

For further information
please contact:                       Stephen McNamara                Joe Carmody
                                                    Ryanair Ltd                                Edelman
                                                    Tel: +353-1-8121212                Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  31 August, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary